CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 27th 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press release relating to the Company’s annual results announcement for the year ended 31st August 2007.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Tai Kwok Hung
Name:	Tai Kwok Hung
Title:	Company Secretary

Dated: November 27th, 2007

For immediate release

City Telecom Announces 2007 Annual Results

•

The year to 31 August 2007 was one of the best years in our 15-year history, in terms of the strong cash flow as our Earnings Before Interest, Taxation, Depreciation and Amortization (EBITDA) grew by 44.3% to HK$353.8 million.

•	EBITDA margin expanded from 21.1% in FY06 to 31.0% in FY07.

•

During the year, total subscription base for Fixed Telecom Network Services (FTNS), including all registered paid and free, on-net and off-net subscriptions, increased by 66,000, with growth accelerating to 42,000 additions in second half of the year.

•	Profit attributable to shareholders at HK$28.9 million in FY07, compared with a loss of HK$92.2 million.

(Hong Kong, 22 November 2007) City Telecom (HK) Limited (“The Group”) today announced a turnaround on profit attributable to shareholders to HK$28.9 million in FY07, from a loss of HK$92.2 million in FY06. The Group’s EBITDA grew strongly by 44.3% to HK$353.8 million, driven by EBITDA margin expansion from 21.1% in FY06 to 31.0% in FY07. Successfully delivering on a premium pricing policy via technology and customer service differentiation, our FTNS business continues to grow into our core business of the Group, generating 71.6% of total revenue. The Board has recommended to pay a final dividend of HK$4 cents per share, inclusive of a script or cash option.

“This year’s satisfactory results were largely driven by our well-defined strategies and the unmatched and unique performance capabilities of our broadband service. With the uprising trend of bandwidth demand and our operation efficiency, we expect that the strong growth of our broadband service is here to stay and is set to expand even faster,” said Ricky Wong, chairman of CTI.

The Group’s consolidated turnover for the 12 months ended 31 August 2007 decreased by 1.6% to HK$1,141.3 million. FTNS turnover increased by 10.2% to HK$816.8 million but was insufficient to cover the decrease in International Telecommunications Services (IDD) turnover of 22.4% to HK$324.5 million.

Despite of the slight decrease in turnover, the Group’s EBITDA grew strongly by 44.3% to HK$353.8 million driven by EBITDA margin expansion from 21.1% in FY06 to 31.0% FY07. The significant improvement is a result of our focus on increasing

Average Revenue Per User (ARPU) on FTNS business and also from enhancing operating efficiency over the last 18 months. Furthermore, the shift in the revenue composition from IDD to FTNS also represents a transition to a higher EBITDA margin business profile.

The Group recorded a profit attributable to our shareholders of HK$28.9 million in FY07, compared with a loss of HK$92.2 million in FY06. Basic earnings per share reached HK4.7 cents in FY07, a turnaround from basic loss per share of HK15 cents in FY06.

“Our strong growth this year is the best evidence that more and more consumers have come to realize the need for high bandwidth, and understand the trend on broadband service development. Consumers are more willing to pay a premium to switch from the services offered by other Internet Service Providers to HKBN,” Mr. Wong said.

FTNS is the core business of the Group, generating 71.6% of our total revenues. Total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, increased by 66,000 to 683,000 as of 31 August 2007. Of the total 66,000 net additions, 42,000 were achieved in the second half of the financial year. We believe this return to growth is an indicator that the market has now accepted a premium pricing positioning.

Broadband remains our core service. We are the market leaders in terms of symmetric bandwidth. During the year we raised our entry service level from 10Mbps to 25Mbps, such that our range of offerings now consist of bb25, bb50, bb100, bb200 and bb1000. As such, our entry level service of symmetric 25Mbps is already beyond mass capability of our competitors.

During the year, we formally launched “Special Duty Unit” (“SDU”) single point of contact customer care system, whereby every residential broadband customer is assigned a personal account executive, similar to the services offered by premium banks. With this technology and customer service differentiation, we continue to push up our broadband ARPU. For new and renewal contracts, our monthly ARPU increased to HK$175/month in August 2007 versus HK$148/month in August 2006.

“With such a strong network fundamentals, I expect that our competitive edge will leave our competitors 3 years to catch up, even if they made the decision to detract from their TV dream today. Despite this, we will continue to expand our next generation network, from the existing 1.4 million homes to 2.0 million homes coverage, which will have a substantial positive future impact,” said Mr. Wong.

IDD business continued to decline over the year as a result of continued competition on pricing and lower traffic volume. Our IDD traffic volume fell from 788.0 million minutes in FY06 to 659.0 million minutes in FY07 which partially due to our proactive migration from sunset IDD service to our long term sustainable FTNS international VOIP service, branded as “2b”.

“The two co-founders of the company, Paul and myself, are preparing to shift away from the Hong Kong operations. On one hand, we are confident that our management team is now well ready to lead and further expand our business, and we prefer the company being run by a team of professional management members, rather than a two-men entrepreneurship. On the other hand, we are dedicating ourselves to the Singapore Next Generation National Broadband Network project, although the final tender document has yet to be released. We share and embrace the vision of the Singapore Government to have 1Gbps service connecting to a majority of the Singaporean homes. And with Hong Kong, Singapore, Korea and Japan rolling out Fiber-to-the-Home connectivity, we will be able to demonstrate to the world that, telecommunications infrastructures of Asia is more advanced than the rest of the developed world. We sincerely hope that our model can set an example for other Asian countries to follow.” Mr. Wong concluded.

-End-

Note to Editors

Live webcast and replay for analyst presentation can be viewed at www.ctigroup.com.hk. Materials of this annual results announcement, such as presentation slides and press release can also be found at the above website.

About City Telecom / Hong Kong Broadband Network

Established in 1992, City Telecom (H.K.) Limited (SEHK : 1137, NASDAQ : CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Metro Ethernet from 1.4mn to 2.0mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), IP-TV and Corporate data services base in excess of 640,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk.

For enquiries, please contact :

Corporate Communications	Investor Relations
Jessie Cheng	Peggy Chan
Tel: (852) 3145 4118	Tel: (852) 3145 6068
Fax: (852) 2199 8372	Fax: (852) 2199 8655
Email: chengcm@ctihk.com	Email: ir@ctihk.com